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                                              Filed by Kana Communications, Inc.
                                                  Pursuant to Rule 425 under the
                             Securities Act of 1933, as amended and deemed filed
                                                  pursuant to Rule 14a-12 of the
                                    Securities Exchange Act of 1934, as amended.

                                      Subject Company:  Broadbase Software, Inc.
                                                   Commission File No. 000-26789
Key Questions and Answers

What is the announcement?

Kana Communications, Inc. (NASDAQ: KANA) the leading provider of enterprise relationship management (eRM) solutions and Broadbase Software, Inc., (NASDAQ:
BBSW), the leading provider of Intelligent Customer Interaction(TM) software today announced the signing of a definitive merger agreement. The agreement is subject to shareholder approval and is expected to close in the third quarter of 2001. The combined company will be called Kana Software, with Chuck Bay as President and CEO and Jay Wood as Chairman of the Board. Shareholders of Broadbase will receive 1.05 shares of Kana for each share of Broadbase exchanged.

Who is Broadbase?

Broadbase Software is the leading provider of intelligent customer interaction software that analyzes customer data from multiple touch points, and use that information to execute marketing campaigns, improve online merchandizing and content, increase site stickiness and personalize all customer interactions. Broadbase has provided critical e-commerce infrastructure to more than 500 customers, including ADP, BEA Systems, Cisco Systems, Compaq Computers Ltd., Credit Suisse, Eddie Bauer, EDS, Fidelity Investments, Hewlett Packard, Kodak, Palm Computing, Polycom, United Airlines and Verizon. Headquartered in Menlo Park, CA, Broadbase has a rapidly growing global presence with locations throughout North America, Europe and Asia.

Who is Kana Communications?

Kana Communications, Inc. (NASDAQ:KANA), a leading provider of Web-architected enterprise relationship management (eRM) solutions, delivers a broad range of world-class, integrated e-business and interaction applications with a modular and scalable platform for both Internet and Global 2000 companies. Kana solutions deliver personal portals that offer customers, partners and the enterprise a global view of their communications and relationships. This global view includes managing the full set of communications channels such as e-mail, Web, chat, instant message, VOIP, phone and person-to-person, as well as e-business and communications applications to integrate the marketing, sales and service functions. This full-service suite enables e-businesses to compete and succeed in today's customer-driven economy.

What is the strategic fit of Kana and Broadbase?

The new, combined product combines analytics, knowledge, marketing and service with a scalable e-Business platform. Together, Kana and Broadbase products create an unbeatable eRM offering. The combined solution will offer Global 2000 organizations analytics, knowledge and service on top of a flexible, scalable eBusiness platform to create the most powerful eRM solutions available on the market.

Kana brings its industry-leading service solutions, contact center offerings and scalable E-Business platform, while Broadbase brings its robust knowledge base, leading-edge analytics, and proven E-Marketing technologies. This web-architected, ultra-scalable, solution will enable companies to easily engage with millions of customers, partners and employees through personalized interactions that build lasting profitable relationships. The new eRM solutions combine to enable companies to rapidly adapt to change and create extraordinary relationships.

What were the strategic considerations for the Kana / Broadbase merger?

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1.  Kana and Broadbase offer the following complementary "best-of-breed"
    products:

    .  Kana eRM Platform:  a web-architected foundation for unparalleled
       -----------------
       scalability, network design flexibility and rapid application development.

    .  Kana Service:  Contact Center with multi-channel workflow solution and
       ------------
       integrated service applications

    .  Kana Response:  the industry's most advanced email management solution
       -------------

    .  Broadbase Knowledge Server:  for employee and customer guided access to
       --------------------------
       key information

    .  Broadbase eMarketing Suite:  for automated and personalized customer
       --------------------------
       interactions

    .  Broadbase Business Analytics:  for more effectiveness marketing, commerce
       ----------------------------
       and service

2.  Significant Up sell / Cross sell opportunities

    -  Selling business analytics into the eService customer base

    -  Robust knowledge management into email management customer base

    - Selling integrated service solutions into the knowledge-base customer base

    - Enterprise campaign management into electronic direct marketing customer base

    -  Marketing automation into the service customer base

How do the technologies interface?

Broadbase and Kana solutions have several points of integration throughout the combined product offering. Following are some of our more significant integration plans:

The Kana and Broadbase products integrate in several of ways. First, the Broadbase knowledge base will be seamlessly integrated with Kana's service applications to guide customers, partners, suppliers, employees and customer service agents to all of the information they need - when, how and where they need it.

Broadbase's analytic applications will extract information from the Kana applications to perform analysis of customers, partners, employees and suppliers and their service interactions across the enterprise. This customer intelligence is then automatically fed back into the Kana applications; thereby making for smarter customer interactions each time a transaction occurs. In addition, information about a customer's service history can be sourced to the Broadbase E-Marketing application, allowing for more targeted campaigns based on an intelligent understanding of every interaction a customer has with a business.

How will customers benefit?

Companies can understand customer, partner, supplier, and employee activities and operations including buying patterns, product quality issues, agent efficiency, and business process efficiencies.

Kana Software empowers customers, partners, suppliers and employees with a single, global view of their relationships to provide insight and immediate action across every touch point. By managing each customer interaction with an integrated eRM suite, Kana will enable companies to deploy solutions where customer insight and operational action become one.

Kana enables a new type of customer relationship that is deeper and enables a multitude of new opportunities - such as cross-sell/up-sell, transforming cost center or service center into a profit center so that agents spend time generating revenue, not just answering questions. Further, Kana solutions help companies to achieve greater productivity and cost reduction.

The combined company will empower Global 2000 organizations to provide personalized, profitable interactions that deliver rapid return on investment and dramatically improve the way

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organizations communicate with their customers, partners, suppliers and employees. The combined company will help its customers significantly grow their businesses by identifying and expanding their profitable relationships more efficiently.

Who are Broadbase's and Kana's combined customers? What vertical markets do they sell into?

The combination of Kana and Broadbase will have a powerful base of more than 1,300 customers including Global 2000 companies in automotive, communications, consumer, financial services, high technology, Internet, retail, and travel industries. Customers include AMD, American Airlines, American Express, Bank of America, BEA Systems, Boeing, British Airways, British Telecom, Canon, Capital One, Chase Manhattan, Cisco, EDS, e*Trade, Fidelity Investments, Ford, General Motors, Grainger, Hewlett-Packard, Home Depot, Inktomi, Kodak, Lockheed Martin, MCI, Microsoft, NEC, Nihon Unisys, Nokia, SAP, Sprint, Telstra, Verizon, United Airlines, Williams-Sonoma and Xerox.

What makes the Broadbase / Kana combination unique relative to competition?

The combined company is the leading eRM company in the market with over 1,300 joint customers.

Enterprise Relationship Management (eRM) is the next generation of what was called Customer Relationship Management (CRM). CRM, a traditional Client/Server based solution, traditionally focused on processing transactions and automating the sales process. eRM is web-architected from the ground-up, emphasizing a focus on relationships with customers, partners and the enterprise. With eRM, the company has a global view of customers, partners, suppliers and employees, enabling intelligent, efficient two-way interactions across every touchpoint. In today's customer-driven economy, it will be the companies that form lasting relationships that last themselves; eRM is the only solution.

Key eRM differentiators are:

Global View  An eRM's global view consolidates all information about people,
-----------
their interactions, and activities into a virtual "centralized" repository. Information captured in eRM applications and other enterprise information sources can become part of the global view. Personalized Web portals deliver this global view with the right information at the right time. For customers, partners, and suppliers, the global view facilitates business collaboration, provides relevant information, and allows control over business interactions.

Communication and Interaction Applications  The eRM system must integrate Web,
------------------------------------------
wireless, e-mail, VoIP, instant messaging, chat, telephone, and in-person communications. In addition, it must deliver multiple interaction methods for proactive communication, self-service, and assisted service and integrates these with the communication channels. The eRM system's communication applications let customers, partners, suppliers, and enterprise staff mix and match methods of communicating.

Integrated Business Experience  The eRM's service solution provides an
------------------------------
integrated business experience that spans service, marketing, and sales, and extends outside the enterprise to incorporate customers, partners, and suppliers in collaborative business processes. The service solution should integrate all of the communications channels and interactions methods, as well as business processes to manage the entire service lifecycle -- from helping customers, partners, and suppliers find the right product, service, and information to managing complex service requests.

What are the terms of the deal?

Under terms of the agreement, shareholders of Broadbase will receive 1.05 shares of Kana for each share of Broadbase exchanged. The acquisition is subject to customary closing conditions, including the approval of Kana's and Broadbase's shareholders and regulatory approvals

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What is the timeline for integrating the companies?

Integration team with broad representation from Kana and Broadbase will be formed immediately and we expect integration as soon as practically possible. At this time management believes functional integration of the technology
platform is achievable within six months.   In the immediate term we will take
advantage of our similar web-based architecture to begin the initial steps of integrating our product suites.

What are the significant challenges in integrating the two companies likely to be?

The management team believes that all potential aspects of this transaction have been thoroughly considered and reviewed. Futhermore with the recent management talent that Kana and Broadbase have added over the last year and the acquisition experience that this team has been involved in both prior to their tenure at Kana and Broadbase and most recently at Kana and Broadbase (e.g. Rubric, Aperio, Panop.com, Decisionism, Silknet, Servicesoft, BaliSoft, Connectify), the team believes that any challenges that lie ahead can be dealt with.

Where does Kana and Broadbase have offices?

Kana and Broadbase have global headquarters in Redwood City, CA and Menlo Park, CA, and have sales offices throughout the US, Canada, Europe and Asia.

Forward Looking Statement Disclosure

This presentation includes forward-looking statements, including those that describe the anticipated results of combining the product lines and businesses of Kana and Broadbase. Those statements are subject to significant risks and uncertainties and actual results could differ materially from those indicated in the forward-looking statements. The expected benefits of the proposed combination may not be realized for a number of reasons including the following. The merger may not be approved by the stockholders of Kana and Broadbase and the other conditions of closing may not be satisfied. The announcement of the merger may disrupt the companies' normal sales cycles because their sales forces may be distracted by the pending business combination or because customers may delay new orders until the merger is closed and the sales forces and product lines are combined. The combined product lines may not be as broad as those of some of the competitors of Kana and Broadbase, and the merger could cause Broadbase's business partners and potential competitors to acquire other product lines that would compete directly with the combined company. Moreover, Kana and Broadbase may not be able to rapidly integrate the operations, retain the key employees or effectively manage those employees, who are located near Boston, Massachusetts, while Broadbase is headquartered in Menlo Park, California. In order to attain the desired levels of market penetration of Kana and Broadbase's products, Kana and Broadbase may be required to broaden the platforms on which they operate from Windows/NT to Unix and other platforms. In addition, the combined company may not achieve the increase in revenues that it expects or the optimal mix between license and service revenues that it targets to achieve its profitability goals.


Safe Harbor Statement

Please be reminded that any remarks that may be made about future expectations, plans, or prospects for the companies in this presentation or in the press release announcing the merger constitute forward-looking statements for the purpose of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Each company's actual results and the results of the merged company post-closing may differ materially from those indicated by these forward-looking statements as a result of various important factors including those discussed in any filings that the companies have made with the SEC.


Additional Information and Where to Find It

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Kana Communications plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and Broadbase Software expects to mail a Proxy Statement/Prospectus to stockholders of Broadbase Software containing information about the merger. Investors and security holders of Broadbase Software are urged to read the Registration Statement and Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/ Prospectus will contain important information about Kana Communications, Broadbase Software, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the Web site maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other documents may also obtained from Broadbase Software by directing a request through the Investor Relations portion of Broadbase Software's site Investor Relations Department, 500 Broadway, Redwood City, CA 94063.

In addition to the Registration Statement and the Proxy Statement/Prospectus, Kana Communications and Broadbase Software file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Kana Communications and Broadbase Software at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois.
Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Kana Communications' and Broadbase Software's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

Interests of Certain Persons in the Merger

The directors and executive officers of Kana Communications and BroadbaseSoftware have interests in the merger, some of which may differ from, or may be in addition to, those of Broadbase Software's stockholders generally. A description of the interests that

Kana Communications and Broadbase Software's directors and executive officers have in the merger will be available in the Proxy Statement/Prospectus.

Solicitation of Proxies

Kana Communications, its directors, executive officers and certain other members of its management and employees may be soliciting proxies from Kana stockholders in favor of the merger. The directors and officers of BroadBase Software may be deemed to be participants in Broadbase solicitation of proxies. Information concerning the participants will be set forth in the Proxy Statement/Prospectus when it is filed with the Securities and Exchange Commission.


                                                           For more information:

                                                              PAN Communications
                                                                    978/474-1900
                                                           broadbase@pancomm.com

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